Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

February 3, 2016

among

CASCADE MICROTECH, INC.,

FORMFACTOR, INC.

and

CARDINAL MERGER SUBSIDIARY, INC.

i

ii

EXHIBITS

Exhibit A	Amended and Restated Articles of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 3, 2016 among Cascade Microtech, Inc., an Oregon corporation (the “Company”), FormFactor, Inc., a Delaware corporation (“Parent”), and Cardinal Merger Subsidiary, Inc., an Oregon corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company and Merger Subsidiary have approved and deemed it advisable that the respective shareholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect (including by asset purchase, stock purchase, merger or otherwise), of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Aggregate Shares Issued” means the aggregate number of shares of Parent Stock to be issued to the Company Shareholders pursuant to Section 2.02 plus the aggregate number of shares of Parent Stock subject to Assumed Options and Assumed RSUs pursuant to Section 2.04.

“Applicable Law” means, with respect to any Person, any federal, state or local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, judicial decision, governmental restriction or other similar requirement or restriction enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its assets or properties, in each case, as amended, codified or reenacted, in whole or in part, unless expressly specified otherwise.

“Assumed Award Exchange Ratio” means the decimal equivalent (rounded to four decimal places, if applicable) of the quotient obtained by dividing the Closing Date Merger Consideration Value by the Parent Stock Closing Price.

“Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date Merger Consideration Value” means the sum of (i) the Exchange Ratio multiplied by the Parent Stock Closing Price and (ii) the Per Share Cash Consideration.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheets of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means September 30, 2015.

“Company Compensatory Awards” means Company Stock Options and Company Restricted Stock Units.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee Plan” means any Employee Plan that is maintained, administered or contributed to by the Company or any of its ERISA Affiliates and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability.

“Company ESPP” means the Company’s 2013 Employee Share Purchase Plan.

“Company Material Adverse Effect” means, with respect to the Company, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement, excluding, with respect to clause (i), any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States or any other country or region not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (B) changes (including changes of Applicable Law or GAAP) or conditions generally affecting the industry in which the Company and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) acts of war, sabotage or terrorism (or any escalation with respect thereto) or natural disasters involving the United States of America or any other country or region not having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (D) the announcement, pendency or consummation of the transactions contemplated by this Agreement, (E) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Company Material Adverse Effect), (F) any action taken (or omitted to be taken) by the Company at the written request or with the written consent of Parent or (G) any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement.

“Company Plans” means the Company’s 2000 Stock Incentive Plan, 2010 Stock Incentive Plan and any other plan or arrangement under which Company Compensatory Awards have been issued, including any sub-plans for non-U.S. employees and consultants.

“Company Restricted Stock Unit” means any unit or award granted (whether granted by the Company pursuant to any employee restricted stock unit or compensation plan or arrangement of the Company, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (i) denominated in units, and (ii) pursuant to which the holder thereof is or may become entitled to acquire one or more shares of Company Stock or the cash equivalent thereof upon such holder’s continued service with or employment by the Company or any Subsidiary of the Company and/or upon the satisfaction or attainment of one or more performance milestones.

“Company Return” means any Tax Return of, with respect to or that includes the Company or any of its Subsidiaries.

“Company Shareholder” means a holder of shares of capital stock of the Company.

“Company Stock” means the common stock, $0.01 par value per share, of the Company.

“Company Stock Option” means an outstanding option to purchase shares of Company Stock, whether granted under any employee stock option or compensation plan or arrangement of the Company, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014.

“Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, any employment, severance or similar contract, plan, arrangement or policy (other than offer letters, employment agreements and similar contracts that do not provide for severance and that are terminable at will) and any other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance programs, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other third party, relating to pollution or the protection of human health and safety or the environment, including those related to the manufacture, processing, distribution, use, treatment, storage, disposal, recycling (including product take back or end-of-life requirements), transport or handling of hazardous or toxic substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, is treated as a single employer under Section 414 of the Code.

“Existing Credit Facility” means the Line of Credit agreement dated August 8, 2013 between JPMorgan Chase Bank, N.A. and the Company, as amended, supplemented, or otherwise modified from time to time.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any toxic or hazardous substance or material, pollutant, contaminant, waste or chemical defined in or regulated under any Environmental Law, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing material, mold and electronic waste, or any radioactive, ignitable, corrosive or reactive substance or material having any constituent elements displaying any of the foregoing characteristics.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, logos, trade names and corporate names, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction and all improvements to the inventions disclosed in each such patent or patent application, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors as of or prior to the date of this Agreement (assuming, for such purpose, reasonable consultation with the executive officers of the Company), and (ii) does not relate to or involve any Acquisition Proposal; provided that (A) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 8.01, or the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event, and (B) in no event shall any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “Parent Material Adverse Effect” be deemed to contribute to or otherwise be taken into account in determining whether there has been an Intervening Event.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“Knowledge” means (i) with respect to the Company, the knowledge of Michael D. Burger, Jeff Killian and Ellen Raim, after reasonable inquiry, and the actual knowledge of Claus Dietrich, Steven L. Harris and Mark Stager, (ii) with respect to any other Person that is not an individual, the knowledge of such Person’s officers after reasonable inquiry and (iii) with respect to any individual, the actual knowledge of such Person.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Maximum Share Number” means 19.9% of the issued and outstanding shares of Parent Stock immediately prior to the Effective Time, rounded down to the nearest whole share.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Oregon Law” means the Oregon Business Corporation Act.

“Parent Balance Sheet” means the consolidated balance sheets of Parent as of the Parent Balance Sheet Date and the footnotes therein set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended on the Parent Balance Sheet Date.

“Parent Balance Sheet Date” means September 26, 2015.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Employee Plan” means any Employee Plan that is maintained, administered or contributed to by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates and covers any employee or former employee of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any material liability.

“Parent Material Adverse Effect” means, with respect to Parent, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement, excluding, with respect to clause (i), any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States or any other country or region not having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate, (B) changes (including changes of Applicable Law or GAAP) or conditions generally affecting the industry in which Parent and its Subsidiaries operate and not specifically relating to or having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, (C) acts of war, sabotage or terrorism (or any escalation with respect thereto) or natural disasters involving the United States of America or any other country or region not having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate, (D) the announcement, pendency or consummation of the transactions contemplated by this Agreement, (E) any failure by Parent and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure independently constitutes or contributes to a Parent Material Adverse Effect), (F) any action taken (or omitted to be taken) by Parent at the written request or with the written consent of the Company or (G) any action taken by Parent or any of its Subsidiaries that is expressly required by this Agreement.

“Parent SEC Documents” means each of the periodic and current reports filed with or furnished to the SEC by Parent under the 1934 Act after December 27, 2014.

“Parent Stock” means the common stock, $0.001 par value per share, of Parent.

“Parent Stock Closing Price” means the volume-weighted average price of a share of Parent Stock on the NASDAQ Global Market for the ten consecutive trading day period ending on the trading day immediately preceding (but not including) the Closing Day.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 27, 2014.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or the Parent SEC Documents, as applicable, (iii) Liens imposed or promulgated by Applicable Laws with respect to real property and improvements, including zoning regulations, that were not incurred in connection with any indebtedness and do not render title to the property encumbered thereby unmarketable, (iv) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due as to which there is no default on the part of the Company or any of its Subsidiaries or the Parent or any of its Subsidiaries, as applicable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (v) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject that would not, individually or in the aggregate, adversely affect the ability of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, to conduct their business in the ordinary course consistent with past practices and (vi) other Liens that would not have a negative effect on the business or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, or interfere with any present or intended (assuming the transactions contemplated by this Agreement were not consummated) use of such assets by the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Regulatory Condition” means any of the conditions to Closing set forth in Section 9.01(b), Section 9.01(c) or Section 9.02(b) (but, with respect to Section 9.01(b) and Section 9.02(b), only to the extent the applicable prohibition, restraining order, preliminary or permanent injunction or similar order is attributable to the HSR Act or any action taken or instituted by a Governmental Authority in connection with the HSR Act).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any tax or other like assessment or charge of any kind whatsoever in the nature of taxes (including withholding on amounts paid to or by any Person), and any interest, penalty, addition to tax or additional amount with respect thereto.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any existing agreement binding any Person or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than (i) agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters, (ii) financing agreements that do not have as a principal purpose addressing Tax matters and (iii) leases.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Assumed Option	2.04
Assumed RSU	2.04
Adverse Recommendation Change	6.04
Agreement	Preamble
Antitrust Termination Fee	11.04
Benefits Continuation Period	7.06
Cancelled Option	2.04
Cancelled Option Consideration	2.04
Cancelled RSU	2.04
Cancelled RSU Consideration	2.04
Capitalization Reference Date	2.04
Certificates	2.03
Closing	2.01
Closing Date	2.01
Commitment Letter	5.11
Company 401(k) Plan	6.05
Company Board Recommendation	4.02
Company International Plan	4.20
Company SEC Documents	4.07
Company Securities	4.05
Company Shareholder Approval	4.02

Term	Section
Company Shareholder Meeting	6.03
Company Stock Option	2.04
Company Subsidiary Securities	4.06
Confidentiality Agreement	6.04
Continuing Employees	7.06
D&O Insurance	7.04
Effective Time	2.01
Employee Plans	4.20
End Date	10.01
Exchange Agent	2.03
Exchange Ratio	2.02
Exchange Ratio Reduction Number	2.02
Extension Notice	10.01
Extension Deadline	10.01
Final Exercise Date	6.05
Financing	5.11
Financing Documents	8.01
Financing Parties	8.01
Indemnified Person	7.04
Material Contract	4.23
Lease	4.16
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.20
Parent	Preamble
Parent 401(k) Plan	6.05
Parent International Plan	5.15
Payoff Letter	6.07
Permits	4.14
Per Share Cash Consideration	2.02
Per Share Stock Consideration	2.02
Process Agent	11.08
Proxy Statement	4.09
Registration Statement	4.09
Representatives	6.04
Substitute Financing	7.07
Superior Proposal	6.04
Surviving Corporation	2.01
Termination Fee	11.04
Uncertificated Shares	2.03

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or

“including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. References to “$” and “dollars” are to the currency of the United States.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Oregon Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in Menlo Park at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, California 94025 as soon as possible, but in any event no later than two Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date upon which the Closing occurs is herein referred to as the “Closing Date.”

(c) On the Closing Date, the Company and Merger Subsidiary shall file articles of merger with the Oregon Secretary of State and make all other filings or recordings required by Oregon Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the articles of merger are duly filed with the Oregon Secretary of State (or at such later time as may be specified in the articles of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Oregon Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in this Section 2.02, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) 0.6534 (as may be adjusted pursuant to this Section 2.02(a), the “Exchange Ratio”) shares of Parent Stock (unless the Aggregate Shares Issued would exceed the Maximum Share Number, in which case the Exchange Ratio shall be reduced (the amount of such reduction, the “Exchange Ratio Reduction Number”) to the minimum extent necessary (as determined by Parent) such that the Aggregate Shares Issued equals the Maximum Share Number) (the “Per Share Stock Consideration”), and (ii) $16.00 in cash, without interest, plus, solely if the Exchange Ratio is adjusted pursuant to the preceding clause (i), the amount in cash equal to the Exchange Ratio Reduction Number multiplied by the Parent Stock Closing Price (the total cash per share of Common Stock to be paid pursuant to this clause (ii), the “Per Share Cash Consideration”, and, together with the Per Share Stock Consideration, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case to be issued or paid in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company as treasury stock (other than shares in a Company Employee Plan) or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). On or prior to the Closing Date, Parent shall deposit with the Exchange Agent, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. As soon as practicable after the Effective Time (and in any event no later than five Business Days after the Effective Time), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f).

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock 12 months after the Effective Time shall be returned to Parent upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.03(f), in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest and in addition to the applicable amount payable pursuant to this Article 2, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

Section 2.04. Stock Options; Restricted Stock Units. (a) At the Effective Time, each Company Stock Option (or portion thereof) that is outstanding and vested as of immediately prior to the Effective Time (or that vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled Option”) shall, by virtue of the Merger and effective at the Effective Time, be cancelled and terminated and converted into the right to receive an amount in cash, without interest, with respect to each share of Company Stock underlying such Cancelled Option, equal to the excess, if any, of the Closing Date Merger Consideration Value over the per share exercise price of such Cancelled Option (such amount being hereinafter referred to as the “Cancelled Option Consideration”). The holder of each Cancelled Option shall, with respect to each share of Company Stock underlying such Cancelled Option, receive as soon as practicable after the Effective Time (but in no event later than earlier of the fifth Business Day after the Closing Date and the Surviving Corporation’s first full payroll after the Effective Time) from the Surviving Corporation, an amount in cash equal to the Cancelled Option Consideration. If the exercise price per share of any such Cancelled Option is equal to or greater than the Closing Date Merger Consideration Value, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(b) At the Effective Time, each Company Stock Option (or portion thereof) that is outstanding and unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby), and that is held by a continuing service provider, shall be assumed by Parent (each, an “Assumed Option”). Each such Assumed Option shall be subject to substantially the same terms and conditions as applied to the related Company Stock Option immediately prior to the Effective Time, including the vesting schedule applicable thereto, except as set forth in the remainder of this Section 2.04(b). The number of shares of Parent Stock subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Stock underlying such unvested Assumed Option as of immediately prior to the Effective Time multiplied by (y) the Assumed Award Exchange Ratio (with the resulting number rounded down to the nearest whole share). The per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Assumed Award Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). The assumption of Assumed Options pursuant to this Section shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section shall be construed consistent with this intent.

(c) At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding and vested immediately prior to the Effective Time (or that vests as a result of the consummation of the transactions contemplated hereby) (each, a “Cancelled RSU”) shall, by virtue of the Merger and at the direction of Parent (which is hereby given pursuant to this Agreement), be cancelled and terminated and converted into the right to receive an amount in cash, without interest, with respect to each share of Company Stock underlying such Cancelled RSU, equal to the Closing Date Merger Consideration Value (the “Cancelled RSU Consideration”). The holder of each Cancelled RSU shall, with respect to each share of Company Stock underlying such Cancelled RSU, receive as soon as practicable after the Effective Time (but in no event later than the earlier of the fifth Business Day after the Closing Date and the Surviving Corporation’s first full payroll after the Effective Time) from the Surviving Corporation an amount in cash equal to the Cancelled RSU Consideration.

(d) At the Effective Time, each award of Company Restricted Stock Units (or portion thereof) that is outstanding and unvested immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated hereby) and that is held by a continuing service provider shall, by virtue of the Merger, be assumed by Parent (each, an “Assumed RSU”). The number of shares of Parent Stock subject to each Assumed RSU shall be equal to the product of (i) the number of shares of Company Stock underlying such unvested Company Restricted Stock Unit award as of immediately prior to the Effective Time multiplied by (ii) the Assumed Award Exchange Ratio (with the resulting number rounded down to the nearest whole share). Except as otherwise agreed to by Parent and a holder of such Assumed RSUs, such Assumed RSUs will be subject to substantially the same terms and conditions as applied to the related award of Company Restricted Stock Units immediately prior to the Effective Time, including the same vesting schedule applicable thereto.

(e) The Company shall take all actions necessary to effect the transactions contemplated by this Section 2.04 under all Company Plans and Company Compensatory Awards or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and obtaining any required determinations and/or resolutions of the Company’s Board of Directors or a committee thereof.

(f) Parent shall take such actions as are necessary for the assumption of the Assumed Options and the Assumed RSUs pursuant to this Section 2.04, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.04. Parent shall prepare and file with the SEC, within 15 Business Days after the Closing Date, a registration statement on an appropriate form, or a post-effective amendment to a registration statement on an appropriate form previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Assumed Options and the Assumed RSUs and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Assumed Options and the Assumed RSUs (and to maintain the current status of any prospectus contained therein) for so long as such Assumed Options and the Assumed RSUs remain outstanding.

Section 2.05. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur by reason of any reorganization, reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, any stock dividend thereon with a record date during such period, or other like change or event, the Merger Consideration and any other amounts payable pursuant to this Agreement, the Exchange Ratio, the Per Share Cash Consideration, and the share amount specified in Section 6.01(c)(i)(C) shall be appropriately adjusted, as applicable.

Section 2.06. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Parent Stock Closing Price by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax law (provided, however, that such withholding amounts shall be calculated in a consistent manner with withholding calculations of the Company with respect to such Persons immediately prior to the Effective Time to the extent permitted by Applicable Law). If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts and remits such amounts to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Articles of Incorporation. The articles of incorporation of the Company in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law; provided that, at the Effective Time, such articles of incorporation shall be amended and restated in the form set forth in Exhibit A.

Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed after December 31, 2014 and before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing under the laws of the State of Oregon and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.04(b), to recommend approval and adoption of this Agreement by its shareholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of articles of merger with respect to the Merger with the Oregon Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than Permitted Liens, on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock and 10,000,000 shares of preferred stock with a par value of $0.01 per share. As of January 25, 2016 (the “Capitalization Reference Date”), there were outstanding 15,862,594 shares of Company

Stock, no shares of preferred stock of the company, Company Stock Options to purchase an aggregate of 918,798 shares of Company Stock (of which Company Stock Options to purchase an aggregate of 646,498 shares of Company Stock were exercisable) and 489,108 shares of Company Stock subject to Company Restricted Stock Units. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list, as of the Capitalization Reference Date, of (i) each outstanding Company Stock Option, including the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto and (ii) each outstanding Company Restricted Stock Unit, including the holder, date of grant, vesting schedule and number of shares of Company Stock subject thereto.

(b) Since the Capitalization Reference Date, the Company has not granted any Company Compensatory Awards. Each outstanding Company Compensatory Award was granted subject to the terms of a Company Plan. As of the Capitalization Reference Date, 1,460,761 shares of Company Stock were reserved for future issuance pursuant to stock awards not yet granted under the Company Plans. All Company Compensatory Awards have been, in all material respects, validly issued and properly approved by the Board of Directors of the Company in accordance with Applicable Law.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Other than (x) as set forth in this Section 4.05, (y) issuances of Company Stock since the Capitalization Reference Date pursuant to Company Compensatory Awards outstanding on such date and (z) issuances of Company Stock pursuant to the Company ESPP, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. The Company Securities are not subject to any preemptive rights created by statute, the Company’s articles of incorporation or bylaws or any agreement to which the Company is a party or by which it is bound. There are no declared or accrued unpaid dividends with respect to any shares of Company Stock.

(d) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any Person, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2013.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market.

(i) Since January 1, 2013, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ Global Market, and the statements contained in any such certifications are complete and correct.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. The information supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Stock issuable as part of the Merger Consideration will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be filed as part of the Registration Statement with the SEC and to be sent to the Company shareholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”), or any amendment or supplement thereto, shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as disclosed in Section 4.10(b) of the Company Disclosure Schedule, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws and Court Orders. Each of the Company and each of its Subsidiaries is, and since January 1, 2013 has been, in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13. Foreign Corrupt Practices and International Trade Sanctions. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977 or any other similar applicable foreign, federal or state law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) violated, or operated not in compliance with, any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign laws and regulations.

Section 4.14. Licenses and Permits. Section 4.14 of the Company Disclosure Schedule correctly describes each material license, franchise, permit, certificate, approval and other similar authorization issued by a Governmental Authority affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, except for Environmental Permits (the “Permits”) together with the name of the Governmental Authority issuing such Permit. (i) The Permits are valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. The Company and its Subsidiaries have made all material filings with Governmental Authorities and have received all material Permits necessary to conduct and operate its business as currently conducted or operated by it and to permit the Company or any of its Subsidiaries to own or use its assets in the manner in which such assets are currently owned or used.

Section 4.15. Litigation. There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its

Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all tangible property and assets reflected on the Company Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (each, a “Lease”) is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.17. Intellectual Property. Section 4.17 of the Company Disclosure Schedule sets forth a complete and correct list of all material registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries holds all right, title and interest in and to, or is licensed to use (in each case, free and clear of any Liens, other than Permitted Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, provided that nothing in this clause (i) will be deemed to constitute any representation or warranty, express or implied, regarding non-infringement, misappropriation or violation of Intellectual Property Rights of any Person, which is addressed solely in clauses (ii) and (iii) of this Section 4.17; (ii) to the Knowledge of the Company, neither the Company nor its Subsidiaries have infringed, misappropriated or otherwise violated the patents of any Person; (iii) except with respect to patents, neither the Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; (iv) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or its Subsidiaries; (v) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (vi) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property right of the Company or any of its Subsidiaries; (vii) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries; (viii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (ix) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 4.18. Customers and Suppliers.

(a) Section 4.18 of the Company Disclosure Schedule sets forth the names of the ten most significant customers (by dollar amount of revenue) of the Company and its Subsidiaries for the year ended December 31,

2014 and for the nine months ended September 30, 2015 and the dollar amount of revenue for each such customer during such periods. The Company has received no notice and has no Knowledge that any such customer has ceased, or is reasonably likely to cease, to purchase or license the products of the Company, or has substantially reduced, or intends to substantially reduce, the purchase or license of such products from the Company.

(b) Section 4.18(b) of the Company Disclosure Schedule sets forth the names of (1) the ten most significant suppliers (by dollar amount of purchases) of the Company and its Subsidiaries for each of the year ended December 31, 2014 and for the nine months ended September 30, 2015, and (2) any sole-source suppliers that are material to the business of the Company as presently conducted, in each case specifying the dollar amount of the purchases by the Company and its Subsidiaries from each such supplier for such periods. The Company has received no notice and has no Knowledge that any such supplier has threatened, or is reasonably likely to, (a) terminate or modify in a manner adverse to the Company its relationship with the Company, (b) reduce the amount of goods or services that it is willing to supply to the Company or (c) increase the price of any good or service that it has previously supplied or that it expects to supply to the Company.

Section 4.19. Taxes. (a) All material Company Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law in all material respects, and all such material Company Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes due and payable, or where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and records.

(c) Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to the assessment or collection of any material income Tax.

(d) There is no material claim, action, suit, proceeding or investigation (including an audit) pending or, to the Company’s Knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset.

(e) There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority.

(f) During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens for a material amount of Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(h) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file material Company Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any material Company Return in, that jurisdiction.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Company or any of its

Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

Section 4.20. Employee Benefit Plans. (a) Section 4.20 of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Employee Plan. Copies of the Company Employee Plans listed in Section 4.20 of the Company Disclosure Schedule (and, if applicable, related trust or funding agreements or insurance policies) as currently in effect have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) filed with respect to any such plan or trust.

(b) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has any liability with respect to, any Company Employee Plan subject to Title IV of ERISA.

(c) Neither the Company nor any ERISA Affiliate contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion or advisory letter issued to the prototype or volume submitter sponsor, and the Company is not aware of any reason why any such determination letter would be revoked so as to result in a Company Material Adverse Effect. The Company has made available to Parent a copy of the most recent Internal Revenue Service determination letter with respect to each such Company Employee Plan. Except as would not have a Company Material Adverse Effect, each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no events have occurred with respect to any Company Employee Plan that could reasonably be expected to result in payment or assessment by or against the Company or any of its Subsidiaries of any excise taxes under the Code.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Plan. Except as set forth on Section 4.20(e) of the Company Disclosure Schedule, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment solely as a result of the transactions contemplated hereby, or could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code. Section 4.20(e) of the Company Disclosure Schedule lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent.

(f) Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries, except (i) as required by Applicable Law, including Section 4980B of the Code, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits occurring at or prior to termination of employment, and (v) conversion rights.

(g) All material contributions and payments due under each Company Employee Plan have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet.

(h) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of the Company, threatened against or involving, any Company Employee Plan before any Governmental Authority, which, if decided adversely to the Company, would result in a Company Material Adverse Effect.

(i) The Company has provided Parent with a list and copies of each material Company Employee Plan covering any non-U.S. employees of the Company or any of its Subsidiaries (each, a “Company International Plan”). Except as would not have a Company Material Adverse Effect, each Company International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Company International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. Except as would not have a Company Material Adverse Effect, according to the actuarial assumptions and valuations most recently used for the purpose of funding each Company International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the PBGC on the date hereof), as of the date hereof the total amount or value of the funds available under such Company International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeds the present value of all benefits accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation. From and after the Effective Time, Parent and its Affiliates will get the full benefit of any such funds, accruals or reserves.

Section 4.21. Labor Matters. The Company and its Subsidiaries are in compliance in all material respects with all Applicable Law respecting employment, (including but not limited to those related to wages and hours, employment discrimination, workplace safety and immigration). There are no actual, or to the Knowledge of the Company and its Subsidiaries, threatened charges, claims or complaints against the Company or its Subsidiaries relating to such employment laws, either by any private individual, employee representative or government agency. Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating, any collective bargaining agreement or other similar contract with a labor union or organization. There is no labor strike, work stoppage, lockout or other labor dispute existing or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries. To the Knowledge of the Company, no union has attempted or threatened to organize or represent the employees of the Company or any of its Subsidiaries since January 1, 2013. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

Section 4.22. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons, complaint, order, judgment, decree, injunction, penalty, investigation, action, claim, suit, proceeding or review is pending or within the past five years has been assessed or received, or to the Knowledge of the Company threatened, with respect to the Company or any of its Subsidiaries (or any of their respective predecessors) that relates to any Environmental Law, Environmental Permit or Hazardous Substance; (ii) the Company and its Subsidiaries (and their respective predecessors) are in compliance and have within the past five years complied in all material respects with all applicable Environmental Permits and Environmental Laws, which compliance includes obtaining and maintaining all applicable Environmental Permits; and (iii) there has been no discharge, disposal, dumping, injection, pumping, deposit, spill, leak, emission or release of a Hazardous Substance at, on, under, to, in or from (x) any location by or on behalf of, (y) any property or facility now or previously owned, leased or operated by, or (z) to the Company’s Knowledge, any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case, the Company or any of its Subsidiaries (or any of their respective predecessors) that could reasonably be expected to result in liability to the Parent or any of its Subsidiaries.

(b) The Company has provided to Parent all environmental investigations, studies, audits, tests, reviews, analysis or other reports that are currently in the possession or reasonable control of the Company or any of its Subsidiaries that relates to the Company or any of its Subsidiaries (or any of their respective predecessors) or any property or facility now or previously owned, leased or operated by the Company or any of its Subsidiaries (or any of their respective predecessors).

(c) Neither the Company nor any of its Subsidiaries owns, leases or operates any real property in New Jersey or Connecticut.

(d) For purposes of this Section 4.22, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 4.23. Material Contracts.

(a) Except as set forth on Section 4.23(a) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by:

(i) any lease (whether of real or tangible personal property) providing for annual rentals of $100,000 or more;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and its Subsidiaries of $100,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $250,000 or more;

(iii) any license, sales, rental, distribution or other similar agreement providing for the license, sale, rental or distribution by the Company or any of its Subsidiaries of technology, materials, supplies, goods, services, equipment or other assets that expressly provides for (or would reasonably be expected to result in) either annual payments to the Company or any of its Subsidiaries of $100,000 or more or aggregate payments to the Company or any of its Subsidiaries of $250,000 or more;

(iv) any agreement for the purchase or license of technology, materials, supplies, goods, services, equipment or other tangible or intangible assets that provides for (or would reasonably be expected to result in) either annual payments by the Company or any of its Subsidiaries of $100,000 or more or aggregate payments by the Company or any of its Subsidiaries of $250,000 or more;

(v) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), in each case having a principal amount in excess of $100,000;

(vii) any agency, dealer, sales representative, marketing or other similar agreement;

(viii) any consulting, services, development or collaboration agreement or other agreement for development, commercialization, marketing or sales of products and services for the Company or any of its Subsidiaries, including joint ventures, involving annual payments by or to the Company or any of its Subsidiaries of $100,000 or more or aggregate payments by or to the Company or any of its Subsidiaries of $250,000 or more;

(ix) any agreement that limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Surviving Corporation, Parent or any of Parent’s Affiliates after the Closing Date;

(x) any agreement imposing material indemnification obligations on the Company or any of its Subsidiaries, or granting material indemnification rights to the Company or any of its Subsidiaries, other than indemnification provisions arising in the ordinary course of business and consistent with past practices, including without limitation in purchase orders, customer agreements or indemnities of lessors (other than any Affiliate) under any leases;

(xi) any agreement containing a “most favored nation” or similar provision or providing for minimum purchase or sale obligations;

(xii) any agreement with (A) any Company Shareholder or any of its Affiliates, (B) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of any Company Shareholder or any of its Affiliates, (C) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by any Company Shareholder or any of its Affiliates or (D) any director or officer of any Company Shareholder (including in respect of indemnification of such director or officer) or any of its Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or officer;

(xiii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, Company Securities or debt instruments, or any undertaking, promise or other obligation, written or oral, of the Company or any of its Subsidiaries to issue any Company Securities or Company Subsidiary Securities; or

(xiv) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole.

(b) Each agreement, contract, plan, lease, arrangement or commitment disclosed in any Section of the Company Disclosure Schedule, or required to be disclosed pursuant to this Section 4.23 or which would have been required to be so disclosed had it been in existence as of the date of this Agreement (each, a “Material Contract”) is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity. The Company and its Subsidiaries are in compliance in all material respects with and have not materially breached, violated or defaulted under, or received notice that they have materially breached, violated or defaulted under, in any material respect, any of the terms or conditions of any Material Contract, nor does the Company have Knowledge of any event or occurrence that would constitute such a material breach, violation or default (with or without the lapse of time, giving of notice or both) by the Company or any of its Subsidiaries or Knowledge of any material breach, violation or default (with or without the lapse of time, giving of notice or both) by any Third Party. The Company has delivered to Parent prior to the date hereof accurate and complete copies of all Material Contracts in existence as of the date hereof.

(c) No third party to a Material Contract is renegotiating, or has a right (absent any default or breach of a Material Contract) pursuant to the terms of any Material Contract to renegotiate, any material amount paid or payable to the Company or any of its Subsidiaries under any Material Contract or any other material term or provision of any Material Contract. None of the Company or any of its Subsidiaries has received any written or verbal indication of an intention to terminate any Material Contract by any of the parties to any Material Contract.

(d) The transactions contemplated by this Agreement will not give rise to any notice or consent requirements or rights of termination under any Material Contract.

Section 4.24. Finders’ Fees. Except for Stifel, Nicolaus & Company, Incorporated, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Company has received the opinion of Stifel, Nicolaus & Company, Incorporated, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s shareholders from a financial point of view.

Section 4.26. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from all applicable Oregon state law antitakeover provisions, including, without limitation, the Oregon Control Share Act and ORS 60.825 to 60.845, and such action is effective as of the date of this Agreement. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed after December 27, 2014 and before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and (with respect to Parent) in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of the certificate of incorporation or articles of incorporation (as applicable) and bylaws of Parent and Merger Subsidiary as currently in effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement or in connection with arranging any financing relating to the transactions contemplated hereby.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and, except for the adoption of this Agreement by the sole shareholder of Merger Subsidiary, have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, Parent’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent’s stockholders and (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of articles of merger with respect to the Merger with the Oregon Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or articles of incorporation (as applicable) or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than Permitted Liens or Liens created or imposed in connection with the Financing, on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 250,000,000 shares of Parent Stock and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the Capitalization Reference Date, there were outstanding 58,088,969 shares of Parent Stock, no shares of preferred stock of Parent, employee stock options to purchase an aggregate of 2,280,195 shares of Parent Stock (of which options to purchase an aggregate of 1,825,028 shares of Parent Stock were exercisable) and 2,572,138 shares subject to outstanding restricted stock units. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. SEC Filings. As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1934 Act.

Section 5.07. Disclosure Documents. The information supplied by Parent for inclusion or incorporation by reference in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the shareholders of the Company or at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.07 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.08. Absence of Certain Changes. Since the Parent Balance Sheet Date, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been (i) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.09. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than: (i) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Parent Balance Sheet Date; and (iii) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Availability of Cash Merger Consideration. Parent and Merger Subsidiary have, or will have at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to permit Parent and Merger Subsidiary to perform all of their obligations under this Agreement and consummate the Merger, including the timely payment in full of the Per Share Cash Consideration.

Section 5.11. Financing Arrangements. Parent has delivered to the Company a true and complete fully executed copy of the commitment letter, dated as of the date hereof, among Parent and the other parties named therein, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the Financing Parties have severally committed to lend the amounts set forth in the Commitment Letter to Parent (the “Financing”) for the purposes set forth in the Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to Parent’s Knowledge, the Financing Parties, in each case as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and general principles of equity. There are no conditions precedent or contingencies related to the obligations of the Financing Parties to fund the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. As of the date of this Agreement (x) no event has occurred which would constitute a material breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Parent under the Commitment Letter or, to Parent’s Knowledge, any other party to the Commitment Letter and (y) (i) assuming the satisfaction of the conditions set forth in Section 9.01 and Section 9.02 and (ii) the satisfaction by the Company of its obligations under Section 8.01(c), Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Parent at the Closing. Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered a true and complete copy to the Company prior to the date hereof (other than with respect to redacted fee information, but which fee information does not relate to the amounts, conditionality of, or contain any conditions precedent to, the funding of the Financing), and as of the date hereof there are no side letters or other agreements, contracts or arrangements (except for any agreements entered into after the date of this Agreement that are expressly contemplated by the Commitment Letter) related to the Financing, or the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter and delivered to the Company prior to the date hereof. Parent has fully paid or will pay when due all commitment fees or other fees required to be paid in connection with the Commitment Letter and the Financing.

Section 5.12. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.13. Compliance with Laws and Court Orders. Each of Parent and each of its Subsidiaries is, and since January 1, 2013 has been, in compliance with, and to the Knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 5.14. Litigation. There is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the Knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15. Employee Benefit Plans. (a) Section 5.15 of the Parent Disclosure Schedule contains a correct and complete list identifying each material Parent Employee Plan.

(b) None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates sponsors, maintains or contributes to, or has any liability with respect to, any Parent Employee Plan subject to Title IV of ERISA.

(c) None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to, or has in the past six years contributed to, any Multiemployer Plan.

(d) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, or is in the form of a prototype or volume submitter plan that is the subject of a favorable opinion or advisory letter issued to the prototype or volume submitter sponsor, and Parent is not aware of any reason why any such determination letter would be revoked so as to result in a Parent Material Adverse Effect. Except as would not result have a Parent Material Adverse Effect, each Parent Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Employee Plan. Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, no events have occurred with respect to any Parent Employee Plan that could reasonably be expected to result in payment or assessment by or against Parent or any of its Subsidiaries of any material excise taxes under the Code.

(e) Neither Parent nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Parent or its Subsidiaries, except (i) as required by Applicable Law, including Section 4980B of the Code, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits occurring at or prior to termination of employment, and (v) conversion rights.

(f) All material contributions and payments due under each Parent Employee Plan have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Parent Balance Sheet.

(g) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of Parent, threatened against or involving, any Parent Employee Plan before any Governmental Authority, which, if decided adversely to Parent or its Subsidiaries, would result in a Parent Material Adverse Effect.

(h) Parent has provided the Company with a list and copies of each material Parent Employee Plan covering any non-U.S. employees of Parent or any of its Subsidiaries (each, a “Parent International Plan”). Except as would not have a Parent Material Adverse Effect, each Parent International Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations (including any special provisions relating to qualified plans where such Parent International Plan was intended so to qualify) and has been maintained in good standing with applicable regulatory authorities. Except as would not have a Parent Material Adverse Effect, according to the actuarial assumptions and valuations most recently used for the purpose of funding each Parent International Plan (or, if the same has no such assumptions and valuations or is unfunded, according to actuarial assumptions and valuations in use by the PBGC on the date hereof), as of the date hereof the total amount or value of the funds available under such Parent International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeds the present value of all benefits accrued as of such date of all participants and past participants therein in respect of which Parent or any of its Subsidiaries has or would have after the Effective Time any obligation.

Section 5.16. Merger Subsidiary. The authorized capital stock of Merger Subsidiary consists solely of 100 shares of common stock, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Subsidiary is, and at the Effective Time will be, owned by Parent (free and clear of all Liens, other than Permitted Liens). Since its date of incorporation, Merger Subsidiary has not carried on any business nor conducted any operations or activities and has not incurred any liabilities or obligations whatsoever, in each case other than the execution and delivery of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time and except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except in connection with (A) the payment of the exercise price of a Company Stock Option outstanding on the date of this Agreement or as permitted by this Agreement in accordance with its terms on the date of this Agreement or (B) tax withholding in connection with the exercise of a Company Stock Option or the vesting or settlement of a Company Restricted Stock Unit, in each case, outstanding on the date of this Agreement or as permitted by this Agreement in accordance with its terms on the date of this Agreement;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than (A) the issuance of any shares of the Company Stock pursuant to Company Compensatory Awards that are outstanding on the date of this Agreement in accordance with the terms of such Company Compensatory Awards on the date of this Agreement, (B) pursuant to the Company ESPP (subject to the provisions of Section 6.05(b)), (C) grants to newly hired employees of Company Restricted Stock Units in the ordinary course of business, provided that the aggregate number of shares of Company Stock underlying such Company Restricted Stock Units does not exceed 30,000 in the aggregate and (D) the issuance of any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the 2016 capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $100,000 individually or $250,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f) sell, lease or otherwise transfer, or create or incur any Lien other than Permitted Liens (excluding (x) Liens described in clause (ii) of the definition of “Permitted Lien” that are granted after the date hereof and (y) Liens described in clause (vi) of the definition of “Permitted Lien”) on any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice and (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $100,000 individually or $250,000 in the aggregate;

(g) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof having an aggregate principal amount (together with all other indebtedness for borrowed money of the Company and its Subsidiaries) outstanding at any time greater than $250,000;

(i) (i) enter into any contract, agreement, arrangement or understanding of the type referred to in Section 4.23(a)(ix) or (ii) enter into, amend, extend or modify in any material respect or terminate any Material Contract (other than in the ordinary course of business and consistent with past practice, provided that the Company promptly notifies Parent of any such entry into or amendment, extension or modification of a Material Contract, other than standard form purchase orders with existing customers and suppliers on terms consistent with existing agreements with such customers and suppliers) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j) (i) with respect to any director, officer or employee of the Company or any of its Subsidiaries whose annual base salary exceeds $100,000 (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) increase compensation, bonus or other benefits payable to any employee of the Company or any of its Subsidiaries, except, with respect to any director, officer or employee of the Company or any of its Subsidiaries whose annual base salary does not exceed $100,000, for increases in the ordinary course of business consistent with past practice;

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l) subject to Section 6.06 with respect to the matters contemplated thereby, settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries or (ii) any shareholder litigation or dispute against the Company or any of its officers or directors;

(m) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file any amended Company Return, enter into any closing agreement, settle any material Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment; or

(n) agree, resolve or commit to do any of the foregoing.

Section 6.02. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall, upon reasonable notice, (i) give to Parent and its Representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder. Notwithstanding the foregoing, the Company shall not be required to disclose information to the extent such disclosure (A) may result in a waiver or impairment of attorney-client privilege, work product doctrine or similar privilege or (B) may violate any confidentiality obligation of such party (provided, however, that the Company and Parent shall use commercially reasonable efforts to make alternative arrangements to provide such disclosure in a way that does not result in the waiver or impairment of such privilege or violate such obligation).

Section 6.03. Company Shareholder Meeting. The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the Registration Statement is declared effective under the 1933 Act for the purpose of voting on the approval and adoption of this Agreement and the Merger. Subject to Section 6.04, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval, (iii) not effect an Adverse Recommendation Change and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.04. No Solicitation; Other Offers. (a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation, fail to include the Company Board Recommendation in the Proxy Statement, recommend an Acquisition Proposal or fail to recommend against any Acquisition Proposal within five Business Days after it is made public, or make any public statement that is inconsistent with the Company Board Recommendation, or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (v) approve any transaction under, or any Person becoming an “interested shareholder” under, ORS 60.825 to 0.845 or cause the Oregon Control Share Act to become applicable to the Merger or the transactions contemplated by this Agreement or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.04(a), at any time prior to the adoption of this Agreement by the Company’s shareholders:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.04(a), has made after the date of this Agreement a Superior Proposal or a bona fide written Acquisition Proposal that the Board of Directors of the Company reasonably believes will lead to a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (that includes standstill obligations) (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Mutual Nondisclosure Agreement (including the standstill obligations) dated March 10, 2015 between the Company and Parent (the “Confidentiality Agreement”); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (C) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take; and

(ii) subject to compliance with Section 6.04(d), the Board of Directors of the Company may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to an Intervening Event.

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that failure to take such action would constitute a breach of its fiduciary duties under Oregon Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.04; provided that any such action taken or statement made that relates to an Acquisition Proposal, other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the 1934 Act, shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.04 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a current basis of the status and material terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a current basis, of the status and material details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.04(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)) unless (i) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) Parent does not make, within five Business Days after its receipt of that written notification, an offer that (A) in the case of any Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.04(d)) or (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, obviates the need for such recommendation change.

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable and provide greater value to all the Company’s shareholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.04(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by this Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information). The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable. If any such Person fails to provide any required certification within the time period allotted in the relevant confidentiality agreement (or if no such period is specified, then within a reasonable time period after the date hereof), then the Company shall take all actions that may be reasonably necessary to secure its rights and ensure the performance of such other party’s obligations thereunder as promptly as practicable.

Section 6.05. Employee Matters. (a) Effective immediately prior to the Closing, unless otherwise directed in writing by Parent at least five Business Days prior to the Effective Time, the Company shall terminate any and all Company Employee Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (each a “Company 401(k) Plan”), effective no later than the day immediately preceding the Closing Day. The Company shall provide Parent with a copy of the resolutions adopted by the Board of Directors of the Company terminating such Company 401(k) Plans. The form and substance of such resolutions shall be subject to the reasonable advance approval of Parent. In connection with the termination by the Company of any Company 401(k) Plan, Parent shall use its commercially reasonable efforts to cause the Parent Employee Plan intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”) to accept “direct rollovers” (within the meaning of Section 401(a)(31) of the Code) of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) from such Company 401(k) Plan to any employees of the Company or any of its Subsidiaries who remain employed by Parent or any of its Subsidiaries at the time of such rollover, including the amount of any unpaid balance of any participant loan made under such Company 401(k) Plan, if such rollovers are elected by any such employee.

(b) The Company shall ensure that (i) no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time, (ii) there will be no increase in the amount of payroll deductions permitted to be made by the participants under the Company ESPP during the current offering periods, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement, and (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. If applicable, the Company shall establish an early purchase date under the Company ESPP that is at least ten (10) Business Days prior to the Effective Time with respect to all offering periods otherwise then in effect under the Company ESPP (the “Final Exercise Date”). Each purchase right outstanding under the Company ESPP on the Final Exercise Date shall be exercised on such date for Company Stock in accordance with the terms of the Company ESPP and shall terminate immediately after such exercise. The Company shall terminate the Company ESPP as of not later than the Business Day immediately prior to the Effective Time.

Section 6.06. Shareholder Litigation. The Company shall give Parent an opportunity to participate in the defense (at Parent’s sole cost) of any shareholder litigation brought against the Company or its directors or officers relating to the transactions contemplated by this Agreement. The Company shall give Parent the right to review and comment on all filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

Section 6.07. Termination of Existing Credit Facility. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Closing of all commitments in respect of the Existing Credit Facility, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date an executed payoff letter with respect to the Existing Credit Facility (the “Payoff Letter”) in form and substance customary for transactions of this type, from the Person or applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the Existing Credit Facility relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time and except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Schedule or as required by Applicable Law, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement or as required by Applicable Law, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Parent or any of its Subsidiaries, except in connection with (A) the payment of the exercise price of a stock option, (B) tax withholding in connection with the exercise of a stock option or the vesting or settlement of a restricted share or restricted share unit or (C) repurchases of Parent Stock pursuant to Parent’s existing stock repurchase plan in accordance with Rule 10b-18 of the 1934 Act;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any securities of Parent or any of its Subsidiaries, other than the issuance of (A) stock options or other equity compensation arrangements in the ordinary course of business consistent with past practices, including annual grants of restricted stock units to Parent’s employees (B) any shares of Parent Stock upon the exercise of Parent stock options or other equity compensation arrangements that are outstanding on the date of this Agreement or issued in compliance with the preceding clause (A), in each case in accordance with the terms of those options or arrangements and (C) any securities of a Subsidiary of Parent to Parent or any other Subsidiary of Parent or (ii) amend in any material respect any term of any securities of Parent or any of its Subsidiaries (in each case, whether by merger, consolidation or otherwise); or

(d) agree, resolve or commit to do any of the foregoing.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.

Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Oregon Law or any other Applicable Law or provided under the Company’s articles of incorporation and bylaws in effect on the date hereof or agreements between an Indemnified Person and the Company or any of its Subsidiaries as of the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence in the Company’s articles of incorporation and bylaws on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain (from the Company’s current insurance carrier or from another insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance) and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons under the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any other matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase comparable D&O Insurance for such six-year period from another insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than those provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under Oregon Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and his or her heirs and legal representatives.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be to be approved for quotation on the NASDAQ Global Market, subject to official notice of issuance.

Section 7.06. Employee Matters.

(a) Immediately following the Effective Time through December 31, 2016 (the “Benefits Continuation Period”), Parent shall, and shall cause it Subsidiaries (including the Surviving Corporation) to, provide each continuing employee of the Company and its Subsidiaries (the “Continuing Employees”) with (i) base salary (or base wages) and annualized cash target bonuses, in the aggregate, no less favorable than the base salary (or base wages) and annualized cash target bonuses, in the aggregate, provided to such Continuing Employee immediately prior to the Effective Time, and (ii) benefits (other than equity-based benefits) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee as of the date of this Agreement (or, if greater, immediately prior to the Effective Time). From and after the Effective Time, for the purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Affiliates, Parent shall, and shall cause its Subsidiaries (including, the Surviving Corporation) to, cause each Continuing Employee to receive service credit for service with the Company and its Subsidiaries to the same extent such service credit was granted under the Company Employee Plans (other than for the purposes of benefit accrual under a defined benefit plan) immediately prior to the Effective Time. Parent shall, and shall cause its Subsidiaries and Affiliates (including, the Surviving Corporation) to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods, actively-at-work requirements, evidence-of-insurability requirements and all other limitations and restrictions with respect to participation and coverage requirements applicable to the Continuing Employees (and any spouses, domestic partners, dependents and beneficiaries thereof) under any welfare benefit plans that such individuals may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time and (ii) use commercially reasonable efforts to provide each Continuing Employee with credit for any co-payments, deductibles and other out-of-pocket amounts paid prior to the Effective Time in satisfying any applicable co-payment, deductible and out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

(b) Notwithstanding the foregoing, the provisions of Section 7.06(a) shall apply only with respect to Continuing Employees who are covered under Company Employee Plans that are maintained primarily for the benefit of employees of the Company employed in the United States (including Continuing Employees regularly employed outside the United States to the extent they participate in such Company Employee Plans). With respect to Continuing Employees not described in the preceding sentence, from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, comply with all applicable Laws relating to employees and employee benefits matters applicable to such employees.

(c) Without limiting the generality of Section 11.06, the provisions of this Section 7.06 are solely for the benefit of the parties to this Agreement, and no current or former employee or other service provider or other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing contained in this Agreement shall (i) constitute or be deemed to be an amendment to any Company Employee Plan or any other compensation or benefit plan, program or arrangement of the Company, Parent or any of their respective Subsidiaries for any purpose, (ii) guarantee employment for any period of time, or preclude the ability of Parent or the Surviving Corporation and its Subsidiaries to terminate any employee of the Company or any of its Subsidiaries for any reason, (iii) require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Company Employee Plan, employee benefits plans or arrangements or prevent the amendment, modification or termination thereof, in accordance with the terms thereof and Applicable Law.

Section 7.07. Financing Efforts.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing or any Substitute Financing on the terms, and subject to the conditions, set forth in the Commitment Letter, including using its reasonable best efforts to (i) comply with and maintain in effect the Commitment Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter (or with conditions no less favorable to Parent than the conditions set forth in the Commitment Letter), (iii) satisfy on a timely basis all the conditions to the Financing and the definitive agreements related thereto and (iv) not take or fail to take any action that would reasonably be expected to prevent or delay the availability of the Financing on the terms and conditions contemplated by the Commitment Letter. Parent shall, after obtaining Knowledge thereof, give the Company prompt written notice of any (A) material breach or default by a Financing Party or any party to the Commitment Letter or any definitive document related to the Financing or (B) withdrawal, repudiation or termination of the Financing by the Financing Parties. In the event that all conditions to the Commitment Letter have been satisfied (other than the consummation of the Merger), Parent shall use its reasonable best efforts to cause the Financing Parties to fund the amount of the Financing at or prior to the Closing, to the extent the proceeds thereof are required to consummate the Closing, the Merger and the other transactions contemplated by this Agreement. In the event that new commitment letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 7.07, such new commitment letters will be deemed to be a part of the “Financing” and deemed to be the “Commitment Letter” for all purposes of this Agreement. Parent shall promptly (and in any event within one Business Day after its receipt thereof) deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter or any fee letters. Parent will not amend, modify, waive or replace the Commitment Letter in a manner that adds material conditions precedent to the funding of the Financing on the Closing Date or that could otherwise reasonably be expected to impair, delay or prevent the availability of all or a part of the Financing in any material respect, without the Seller’s prior written consent (it being understood and agreed that, in any event, Parent may amend the Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Commitment Letter as of the date of this Agreement).

(b) If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable to Parent, or it becomes reasonably likely that such funds may become unavailable to Parent on the terms and conditions contemplated by the Commitment Letter, Parent shall as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof, (y) use reasonable best efforts to obtain substitute financing sufficient to enable Parent to consummate the Closing and the Merger and the other transactions contemplated by this Agreement (the “Substitute Financing”) and (z) use reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing (on comparable or more favorable terms to Parent (as determined in the reasonable judgment of Parent) than those set forth in the Commitment Letter) and, promptly after execution thereof, deliver to the Company true and complete copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing will be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Commitment Letter” for all purposes of this Agreement.

Section 7.08. Parent Board. Parent shall take all appropriate action to appoint one Company nominee (which nominee shall be selected by Parent) to the Board of Directors of Parent promptly after the Effective

Time, including adjusting the size of the Board of Directors of Parent if necessary, all in accordance with Parent’s bylaws. Such nominee’s appointment to the Board of Directors of Parent shall be subject to the consent of such nominee.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any portion of their respective Affiliates’ businesses, assets or properties.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing drafts of such filings and notifications to the non-filing party and its advisors before filing. Such cooperation and consultation shall be governed by the parties’ January 21, 2016 Joint Defense and Common Interest Agreement. Parent shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned). No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.

(c) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting Representatives, to, use its reasonable best efforts to cooperate with Parent in its efforts to consummate the Financing. Such reasonable best efforts shall include, to the extent reasonably requested by Parent and at sole cost to Parent, (i) providing customary information relating to the Company and its Subsidiaries to Parent and the lenders and other financial institutions that are or may become parties to the Financing (the “Financing Parties”) to the extent reasonably requested by Parent to assist in preparation of documents to be used for the completion of the Financing, as contemplated by the Commitment Letter or the definitive agreements governing the Financing that are consistent with the Commitment Letter (the “Financing Documents”), (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and the Company’s Representatives, with appropriate seniority and expertise, of the Company) and due diligence sessions (including accounting due diligence sessions) and sessions with ratings agencies, in each case as are reasonably necessary for the completion of the Financing by the Financing Parties, (iii) assisting in the preparation of documents and materials, including the Financing Documents, in each case as are reasonably necessary for the completion of the Financing by the Financing Parties, (iv) cooperating with the marketing efforts for the Financing (including consenting to the use of the Company’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries as reasonably determined by the Company), (v) providing reasonable assistance in the preparation of and executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from their advisors), customary certificates, legal opinions or other documents (including surveys, title insurance and insurance certificates) and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (vi) providing reasonable assistance in connection with Parent’s preparation of and entering into one or more credit agreements, currency or interest hedging agreements, or other agreements, (vii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including participation in due diligence sessions, (viii) using its reasonable best efforts to permit any cash and marketable securities of the Company and its Subsidiaries to be made available to Parent and/or Merger Subsidiary at the Closing, solely in connection with the funding of the Merger Consideration (ix) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing, if true, a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities, (x) using its reasonable best efforts to ensure that the Financing Parties benefit materially from the existing lending and banking relationships of the Company and its Subsidiaries and that the Financing Parties have the benefit of “clear market” provisions in the Commitment Letter relating to the Company and its Subsidiaries, (xii) (A) as soon as available and in any event within 45 days after the end of each fiscal quarter subsequent to the fiscal quarter ended September 30, 2015 (other than the quarter ended December 31, 2015), providing unaudited consolidated balance sheets and related unaudited consolidated statements of operations and cash flows of the Company for such fiscal quarter, for the period elapsed from the beginning of the most recently completed fiscal year to the end of such fiscal quarter and for the comparable periods of the preceding fiscal year, for which the independent public accountants of the Company shall have performed a SAS 100 review and (B) as soon as available and in any event within 90 days after the fiscal year ended December 31, 2015, providing audited consolidated balance sheets and related audited consolidated statements of operations and cash flows of the Company for such fiscal year, (xii) assisting Parent in connection with Parent’s preparation of pro forma financial statements or reports, (xiii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by this Agreement to be paid off, discharged and terminated on the Closing Date, (xiv) as soon as practicable, furnishing written notice to Parent and Merger Subsidiary if the Company shall have Knowledge of any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable, (xv) providing, at least two Business Days prior to the Closing Date, all documentation and other information with respect to the Company and its Subsidiaries that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, and reasonably requested by Parent at least five Business Days prior to the Closing Date and (xvi) cooperating reasonably with the Financing Parties’ due diligence efforts and with their efforts to obtain guarantees from the Company and its Subsidiaries and to obtain and perfect security interests in the assets of the Company and its Subsidiaries intended to constitute collateral securing such financing, with such cooperation occurring prior to or simultaneously with the Closing; provided that the execution of any guarantees or security arrangements shall not take effect until the Closing, in each case, to the extent customary and reasonable; provided, that (A) all non-public or other confidential information provided by the Company or any of its

Representatives pursuant to this Section 8.01(c) shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Subsidiary shall be permitted to disclose such information in accordance with the Commitment Letter and (B) the Company shall be permitted a reasonable period to comment on those portions of the confidential information memorandum circulated to potential financing sources that contain or are based upon any such non-public or other confidential information. Notwithstanding anything to the contrary contained in this Agreement: (x) the Board of Directors (or similar bodies) of the Company or any of its Subsidiaries will not be required to enter into any resolutions or take similar action approving the Financing or Financing Documentation, and (y) nothing in this Agreement will require any action by the Company or its Subsidiaries to the extent that it would (A) require the Company or its Subsidiaries to pay any commitment or other fees or reimburse any expenses or become party to or bound by any agreements that are not contingent on the occurrence of the Effective Time or incur any liability or give any indemnities that are not contingent on the occurrence of the Effective Time or (B) unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries.

Section 8.02. Proxy Statement; Registration Statement. (a) As promptly as practicable after the date hereof, the Company and Parent shall prepare and file the Proxy Statement and the Registration Statement (in which the Proxy Statement will be included) with the SEC. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such the preparation and filing of the Proxy Statement and Registration Statement. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will made by the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. The Company and Parent shall use their reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.04, the Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of approval and adoption of this Agreement and the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, respectively.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02(a) and 9.02(c) not to be satisfied; and

(e) any failure of that party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06. Confidentiality. The parties acknowledge that the Confidentiality Agreement shall remain in full force and effect in accordance with its terms, as modified by that certain letter agreement dated December 30, 2015 between the parties hereto (including, without limitation, the extension of the confidentiality term of the Confidentiality Agreement through December 30, 2017).

Section 8.07. Section 16 Matters. Prior to the Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08. Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable

Laws and rules and policies of the NASDAQ Global Market to enable the de-listing by the Surviving Corporation of the Company Stock from the NASDAQ Global Market and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Shareholder Approval shall have been obtained in accordance with Oregon Law;

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for quotation on the NASDAQ Global Market, subject to official notice of issuance.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.04(i), 4.05 (except for any de minimis inaccuracy) and 4.25 shall be true at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), (B) the representations and warranties of the Company contained in Sections 4.06, 4.24 and 4.26 (with respect to Oregon law) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not be in effect any restraining order, preliminary or permanent injunction or other similar order by any Governmental Authority and there shall not have been instituted or pending any action or proceeding by any Governmental Authority, in any such case (i) prohibiting, challenging or seeking to make illegal or otherwise directly or indirectly seeking to restrain or prohibit the consummation of the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the stock of the Surviving Corporation, including the right to vote any shares of Company Stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s shareholders, or (B) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole; and

(c) there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Sections 5.01, 5.02, 5.04(i) and 5.05 (except for any de minimis inaccuracy) shall be true at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect; and

(b) there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(a)	by mutual written agreement of the Company and Parent;

(b)	by either the Company or Parent, if:

(i) the Merger has not been consummated on or before August 4, 2016 (the “End Date”); provided, that if on the End Date, one or more of the Regulatory Conditions shall not have been satisfied, but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date), then either Company or Parent may, no later than 11:59 pm Pacific on the End Date, deliver a written notice (an “Extension Notice”) to the other party notifying it of its intention to extend the End Date by up to 90 calendar days, and the End Date shall be so extended if (but only if) the receiving party consents thereto in writing by 11:59 pm Pacific on the second Business Day after receipt of such notice (the “Extension Deadline”); provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated on or before the End Date;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

(iii) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c)	by Parent, if:

(i) an Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from Parent;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(iii) there shall have been an intentional and material breach of Section 6.03 or Section 6.04; or

(d)	by the Company, if:

(i) prior to the Company Shareholder Meeting, the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.04(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 11.04(b) in accordance with the terms, and at the times, specified therein; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, that, if such termination shall result from the intentional (i) breach by any party of any representation or warranty on the part of such party set forth in this Agreement or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02, Section 8.06, Article 11 (other than Section 11.13) and the Confidentiality Agreement shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and email transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

7005 Southfront Road

Livermore, California 94551

Attention: Jason Cohen

Email: jcohen@formfactor.com

with a copy to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025

Attention: Sarah K. Solum

Email: sarah.solum@davispolk.com

if to the Company, to:

9100 SW Gemini Drive

Beaverton, Oregon 97008

Attention: Jeff Killian

Email: Jeff.Killian@cmicro.com

with a copy to:

Perkins Coie LLP

1120 N.W. Couch Street, 10th Floor

Portland, Oregon 97209-4128

Attention: Roy W. Tucker

Email: rtucker@perkinscoie.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Article 2, Sections 7.04, 7.05, 7.06, 8.08, 11.06, 11.07, 11.08 and this Section 11.02.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Oregon Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c) Notwithstanding anything to the contrary contained herein, this Section 11.03(c), Section 11.06(a), Section 11.07, Section 11.08(a), Section 11.08(c), Section 11.09, Section 11.13 and Section 11.14 (and any provision of this Agreement to the extent an amendment, supplement, waiver or modification of such provision would modify the substance of any of the foregoing provisions) may not be amended, supplemented, waived or otherwise modified in a manner that impacts or is adverse in any respect to any Financing Party without the prior written consent of such Financing Party.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or 10.01(c)(iii) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $10,830,000 (the “Termination Fee”), in the case of a termination by Parent, within one Business

Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) (other than in the circumstances described in Section 11.04(b)(iii)) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its shareholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii) If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and, as of the termination date, (A) one or more of the Regulatory Conditions has not been satisfied and (B) all of the other conditions set forth in Sections 9.01 and 9.02 have been satisfied or waived (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination) (provided that for purposes of determining whether the conditions set forth in Section 9.02(a) or 9.02(c) have been satisfied, the definition of “Company Material Adverse Effect” shall be interpreted without taking into account any effect resulting from or any action taken or instituted by a Governmental Authority in connection with the HSR Act), then Parent shall pay to the Company in immediately available funds $16,245,000 (the “Antitrust Termination Fee”), in the case of a termination by the Company, within five Business Days after such termination and, in the case of a termination by Parent, immediately before and as a condition to such termination. Notwithstanding the above, no Antitrust Termination Fee shall be payable by Parent pursuant to this Section 11.04(b)(iii) if (x) the failure of a Regulatory Condition to be satisfied is caused by an intentional and material breach by the Company of Section 8.01 or (y) Parent has delivered to the Company an Extension Notice and the Company fails to provide its written consent to the extension of the End Date by the Extension Deadline.

(iv) The Termination Fee or Antitrust Termination Fee, if payable, shall be payable only once even though the Termination Fee or Antitrust Termination Fee may be payable under one or more provisions of this Agreement.

(c) Other Costs and Expenses. Each of the Company and Parent acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the Company, Parent or Merger Subsidiary would enter into this Agreement. Accordingly, if the Company or Parent fails promptly to pay any amount due to Parent or the Company, as applicable, pursuant to this Section 11.04, such party shall also pay any costs and expenses incurred by Parent or Merger Subsidiary or the Company, as applicable, in connection with a legal action to enforce this Agreement that results in a judgment against the Company or Parent, as applicable, for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, if either the Termination Fee or Antitrust Termination Fee is required to be paid as a result of termination of this Agreement, then Parent’s receipt of the Termination Fee or the Company’s receipt of the Antitrust Termination Fee, as applicable, pursuant to this Section 11.04 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates against the Company or any of its shareholders, directors, officers, agents or other Affiliates or Representatives (in the case of the Termination Fee) or the Company and its Affiliates against Parent or any of its respective shareholders, directors, officers, agents or other Affiliates or Representatives (in the case of the Antitrust Termination Fee) for (x) any and all liabilities and damages incurred or suffered as a result of the failure of the Merger to be completed and (y) any and all other liabilities and damages incurred or suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and (1) upon payment of the Termination Fee in accordance with this Section 11.04, neither the Company nor any of its shareholders, directors, officers, agents or other Affiliates or Representatives, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or (2) upon payment of the Antitrust Termination Fee in accordance with this Section 11.04, neither Parent nor any of its shareholders, directors, officers, agents or other Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that if (A) Parent or Merger Subsidiary receives any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Termination Fee pursuant to this Section 11.04 or (B) the Company receives any payments from Parent or Merger Subsidiary in respect of any breach of this Agreement and thereafter the Company receives the Antitrust Termination Fee pursuant to this Section 11.04, the amount of such Termination Fee or Antitrust Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by the party paying the Termination Fee or Antitrust Termination fee, as applicable, in respect of any such breaches; and, provided further, that the foregoing shall not impair the rights of Parent or the Company, if any, to obtain injunctive relief pursuant to Section 11.13 prior to any termination of this Agreement.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors” or containing a description or explanation of forward-looking statements be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns and, to the extent provided in the immediately succeeding sentence, the Financing Parties. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except (i) as provided in Section 7.04, (ii) for the rights of the Financing Parties as provided in Section 11.08(c), (iii) that the Financing Parties are hereby made express third party beneficiaries of Section 11.03(c), this Section 11.06(a), Section 11.07, Section 11.08(a), Section 11.09, Section 11.13 and Section 11.14.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state (except that the provisions of the laws of the State of Oregon shall apply with respect to the effectiveness of the merger, fiduciary duties and any provisions set forth herein that are required to be governed by such laws or where such laws are otherwise mandatorily applicable to the transactions contemplated hereby).

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Each party hereto further irrevocably and unconditionally (i) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise any claim (x) that it is not personally subject to the personal jurisdiction of such court or (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (ii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.

(b) EACH OF PARENT, MERGER SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY DESIGNATES UNITED CORPORATE SERVICES, INC. (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 875 WALKER ROAD SUITE C, DOVER, DELAWARE 19904 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN Section 11.01 OF THIS AGREEMENT. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(c) Notwithstanding the provisions of Section 11.08(a), each of the parties hereto hereby agrees that (i) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party, or any of its Affiliates or Representatives, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court, and that the provisions of

Section 11.09 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim, (ii) service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 11.01, or in any other manner permitted by Applicable Law, shall be effective service of process against them for any such action brought in any such action, claim, cross-claim or third-party claim, (iii) a final judgment in any such action, claim, cross-claim or third-party claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (iv) any such action, claim, cross-claim or third-party claim shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures received as a “.pdf” attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, except where this Agreement is terminated in accordance with Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 11.14. Non Recourse against Financing Parties. Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Affiliates that none of the Financing Parties shall have any liability or obligation to the Company or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Financing). This Section 11.14 is intended to benefit and may be enforced by the Financing Parties and shall be binding on all successors and assigns of the Company.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CASCADE MICROTECH, INC.

By:	/s/ Michael D. Burger
	Name:	Michael D. Burger
	Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

FORMFACTOR, INC.

By:	/s/ Michael D. Slessor
	Name:	Michael D. Slessor
	Title:	Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

CARDINAL MERGER SUBSIDIARY, INC.

By:	/s/ Jason Cohen
	Name:	Jason Cohen
	Title:	President and Secretary

[Signature page to Agreement and Plan of Merger]

Exhibit A

REGISTRY NUMBER: [__]

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CASCADE MICROTECH, INC.

These Amended and Restated Articles of Incorporation are adopted pursuant to ORS 60.437 and replace in its entirety the existing Articles of Incorporation.

ARTICLE I

NAME OF CORPORATION

The name of the corporation is Cascade Microtech, Inc. (the “Corporation”).

ARTICLE II

AUTHORIZED SHARES

The aggregate number of shares that the Corporation has authority to issue is 100 shares of common stock without par value. The holders of the common stock have unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution.

ARTICLE III

ACTION BY MAJORITY CONSENT

Any action required or permitted to be taken at an annual or special meeting of shareholders of the Corporation may be taken without a meeting if consented to in writing by the holders of outstanding shares having at least the minimum number of votes necessary to authorize or ratify such an action if taken at a meeting at which all shares entitled to vote were present and voted.

ARTICLE IV

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

4.1 Indemnification. The Corporation will indemnify each of its directors to the fullest extent permitted under the Act, as it now exists or may hereafter be amended, against all expense, liability, and loss (including, without limitation, attorney fees) incurred or suffered by such a person by reason of or arising from the fact that the person is or was a director of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, and such indemnification will continue as to a person who has ceased to be a director, officer, partner, trustee, employee, or agent and will inure to the benefit of his or her heirs, executors, and administrators. The Corporation may, by action of the board of directors, provide indemnification to officers, employees, and agents of the Corporation who are not directors with the same scope and effect as the indemnification provided in this Article IV to directors. The indemnification provided in this Article IV is not exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of shareholders or directors, contract, or otherwise.

4.2 Advancement of Expenses. The Corporation may pay for or reimburse the reasonable expenses incurred by any current or former director or officer of the Corporation, who is a party to a proceeding in advance of the final disposition of the proceeding to the fullest extent permitted by the Act, provided that the director or officer furnishes the Corporation with (1) a written affirmation of the director’s or officer’s good-faith belief that the director or officer has met the standard of conduct described in ORS 60.391 and (2) a written undertaking, executed personally on the director’s or officer’s behalf, to repay the advance if it is ultimately determined that the director or officer did not meet that standard of conduct.

ARTICLE V

LIABILITY OF DIRECTORS

No director of the Corporation will be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, except that this Article V does not eliminate the liability of a director for any act or omission for which such an elimination of liability is not permitted under the Oregon Business Corporation Act.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation is [__], and the name of the initial registered agent of the Corporation at that address is [__].

DATED:                         , 2016.

[__]
President

Person to contact about this filing: [__]